                                 EXHIBIT 12(d)
                           BANK OF BOSTON CORPORATION
       COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
                                  CHARGES AND
                     PREFERRED STOCK DIVIDEND REQUIREMENTS

                        (Including Interest on Deposits)

The Corporation's ratios of earnings to combined fixed charges and preferred stock dividend requirements (including interest on deposits) for the five years ended December 31, 1995 were as follows:

                                                       Years Ended December 31,
                                           ----------------------------------------------------
(Dollars in millions)
                                              1995      1994      1993       1992       1991
                                             -----     -----     -----      -----      -----
Net income (loss)                          $   541   $   435   $   299    $   279    $  (113)
Extraordinary items, net of tax                            7                  (73)        (8)
Cumulative effect of changes
   in accounting principles, net of tax                            (24)
Income tax expense (benefit)                   444       349       215        153        (58)
                                             -----     -----     -----      -----      -----
     Pretax earnings (loss)                $   985   $   791   $   490    $   359    $  (179)
                                             =====     =====     =====      =====      =====
Fixed charges:
     Portion of rental expense
     (net of sublease
     rental income) which
     approximates the
     interest factor                       $    29   $    27   $    27    $    28    $    30
Interest on borrowed funds                   1,021       998       378        345        362
Interest on deposits                         1,557     1,148     1,016      1,407      1,808
                                             -----     -----     -----      -----      -----
          Total fixed charges                2,607     2,173     1,421      1,780      2,200

Preferred stock dividend
  requirements                                  68        67        61         33         13
                                             -----     -----     -----      -----      -----
Total combined fixed charges
  and preferred stock dividend
  requirements                             $ 2,675   $ 2,240   $ 1,482    $ 1,813    $ 2,213
                                             =====     =====     =====      =====      =====

Earnings (for ratio calculation)
  (Pretax earnings (loss)
  plus total fixed charges)                $ 3,592   $ 2,964   $ 1,911    $ 2,139    $ 2,021
                                             =====     =====     =====      =====      =====

Ratio of earnings to combined
  fixed charges and preferred
  stock dividend requirements                 1.34      1.32      1.29       1.18        .91
                                             =====     =====     =====      =====      =====

For purposes of computing the consolidated ratio of earnings to combined fixed charges and preferred stock dividend requirements "earnings" represent income
(loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (including interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Pretax earnings required for preferred stock dividends were computed using tax rates for the applicable year. No tax adjustments were made in loss years. For the year ended December 31, 1991, earnings were insufficient to cover fixed charges. Additional earnings necessary to bring the ratio of earnings to fixed charges to a one-to-one basis are $179 million.